Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpts from Morgan Stanley Media & Communications Conference]

On MCI, this transaction is another logical step in addressing the rapid technological change and the competition that we face in the marketplace, particularly the enterprise marketplace. It is part of our overall strategy to transform our business in order to meet the needs of consumers, businesses and government agencies and to focus on three key areas — broadband, wireless and the enterprise marketplace. Verizon and MCI complement each other’s strengths and create a strong new competitor with the products and reach and investment to compete.

We are moving ahead with the process for closing the MCI deal. We hope to have the shareowner vote in July. We expect that we will have FCC and DOJ approvals sometime in the latter part of this year, and we have moved forward, have about 18 states left in the approval process for the states and expect to have those by the end of this year, as well.

Unidentified Company Representative

So can you give us a sense of to what extent we have got roadblocks here that may slow things down in the 180-day timetables that might prove problematic? Or do you think we can pretty much put that to bed?

Tom Tauke — Verizon — EVP — Public Affairs, Policy and Communications

When it comes to the merger front, it seems to me that both the FCC and Verizon/MCI transactions are moving at a pretty good pace right now. Frankly, we believe our transaction is less complicated, and so, as a result, we —

Unidentified Company Representative

Why is that?

Tom Tauke — Verizon — EVP — Public Affairs, Policy and Communications

Why is it? Because there is less overlap in network facilities between MCI and Verizon than SBC and AT&T. AT&T is simply a larger player in the marketplace, has had more presence in the local marketplace. And so, as a result, we see our transaction as less complicated.

A second factor is that where there is overlap between MCI and Verizon, there’s more competition. We have 39 areas of the country in which there is some overlap in facilities between MCI and Verizon, but the average number of competitors in those areas — network competitors, facility-based competitors — is six. And so, as a result, there is, I think, adequate and in fact very robust facilities-based competition in those areas where there is overlap between Verizon and MCI. And we think, as a result, there are few issues that the Justice Department will have to deal with or that the FCC will have to deal with. So we think that our transaction, frankly, is relatively easy at the federal level for the DOJ and the FCC to address.

In the states, you know, it’s always a challenge in the states. But there are about 10 of them that present some difficulties. But I think, as we have dealt with the states, we have seen a willingness to move along. And therefore I feel fairly comfortable in saying to you this can be done by the end of the year.

Unidentified Company Representative

You mentioned having an easier approval process than SBC/AT&T. Your initial merger announcement only followed theirs by a couple of weeks, but you’ve had a couple of detours along the way. To what extent has the bidding war, if you want to call it that, delayed or derailed? Or are you pretty much still on the track that you set off when you first announced the transaction? Has there been any refilings required or anything that would slow you down versus AT&T?

Tom Tauke — Verizon — EVP — Public Affairs, Policy and Communications

At the Department of Justice, I think it’s fair to say we are now ahead of SBC/AT&T. At the FCC, we’re slightly behind, but I think we’re going to be finishing essentially in the same time frame at the federal level. In the states, we had two states where there was a glitch as a result of the bidding that was going on relating to MCI. One was North Carolina, but North Carolina has since gotten back on track and has approved the transaction and the MCI/Verizon transaction. And the other was Maine, and we have to refile in Maine, but that should not be a problem because I don’t think Maine will be one of the last ones through the door.

Unidentified Company Representative

If you think about sort of the GTE mergers and (indiscernible) SBC, you traditionally think of California; they have had some changes there — New York State. Are those the sort of ones we should be focused on, or what are the —?

Tom Tauke — Verizon — EVP — Public Affairs, Policy and Communications

California is always a good one to watch. I would think that California, Ohio, Pennsylvania, New York, Virginia — those are states that are on my list to watch carefully when it comes to the approval process. California statute for mergers is the worst in the country, to be blunt. But we feel comfortable that we are on track in California.

Not to get into excessive detail, but I think it is fair to say that we have a somewhat different situation in California from what SBC/AT&T faces, again because our wireline local presence in California is substantially less than SBC, and frankly MCI’s presence is less in California that AT&T’s.

So I think that’s a factor. We have a — Susan Kennedy, as many of you know, the Commissioner in California is the Commissioner assembling our transaction. And we have had discussions with her, and while I’m sure we’ll have to jump through all the hoops in the process and it will be an interesting process, I feel comfortable it’s one that we can get through in a timely way.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.